


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 3 0 2009

Washington, DC
110

SEC FILE NUMBER
8- 33445

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2008__ AND ENDING __12/31/2008__
    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SICOR SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6500 POE AVENUE   SUITE 105

(No. and Street)

DAYTON	OHIO	45414
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GREGORY MERRICK   937-890-3101

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MANNING & ASSOCIATES CPAs LLC

(Name – *if individual, state last, first, middle name*)

6105 NORTH DIXIE DRIVE	DAYTON	OHIO	45414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __GREGORY L. MERRICK__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __SICOR SECURITIES, INC.__ , as of __DECEMBER 31__ , 20 _08_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SICOR SECURITIES, INC.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2008

TOGETHER WITH

INDEPENDENT AUDITORS' REPORT

SICOR SECURITIES, INC.

YEAR ENDED DECEMBER 31, 2008

TABLE OF CONTENTS



MANNING & ASSOCIATES
Certified Public Accountants, LLC

John M. Manning, CPA   Sandra L. Comer, CPA   John C. Bensman, CPA   John M. Keller, CPA

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Sicor Securities, Inc.
Dayton, Ohio

We have audited the accompanying statement of financial condition of Sicor Securities, Inc., (the Company) as of December 31, 2008, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sicor Securities, Inc. at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. Sicor Securities, Inc., is exempt from the requirements of Rule 15c3-3 due to the nature of the Company's transactions, because the Company does not take possession of, or otherwise control customer securities, and because it does not carry customer accounts (it promptly transmits all funds and does not otherwise hold funds, or owe money to customers). Accordingly, the Supplemental Schedules relating to the reserve requirements under Rule 15c3-3, and the information relating to the possession or control requirements under Rule 15c3-3, have been omitted from this report.

Manning & Associates

Manning & Associates CPAs, LLC
Dayton, Ohio
February 26, 2009
March 27, 2009 (See note 8)

Dayton | 6105 N. Dixie Drive | P.O. Box 13449 | Dayton, Ohio 45413
(937) 898 - 3167 | Fax (937) 898 - 9202 | Email: dayton@manningcpallc.com

idney | 500 Folkerth Avenue | Sidney, Ohio 45365
(937) 492 - 0386 | Fax (937) 492 - 3262 | Email: sidney@manningcpallc.com

The CPA
Never Underestimate
The Value
www.manningcpallc.com

SICOR SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$	206,748
Commissions Receivable		102,745
Other Receivables		246,730
Tax Benefit Receivable		139,000
	$	695,223

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Commissions Payable	$	117,431
Accounts Payable, Trade		51,894
Accrued Expenses		84,051
Loan Payable		50,000
	$	303,376
Stockholders' Equity:		
Common Stock - No Par Value, 500 shares authorized,		
101 shares issued and outstanding	$	500
Additional Paid-In Capital		847,453
Retained Deficit		(456,106)
Total Stockholders' Equity	$	391,847
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	695,223

The accompanying notes are an integral part of these financial statements

SICOR SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues:		
Commissions	$	1,234,300
Interest		3,170
Advisory Fees		176,647
Other Income		482,393
	$	1,896,510
Expenses:		
Commission Expense	$	1,349,667
Contract Labor		191,309
Advertising		14,548
Arbitration Settlement		74,813
Auto Expense		5,387
Bad Debt Expense		
Computer Consulting		36,865
Dues and Subscriptions		2,425
Education		3,879
Equipment Rent		8,500
Franchise Tax		933
Insurance		2,007
Internet Access Fees		2,182
License Expense		42,431
Maintenance and Repairs		12,106
Office Supplies and Expense		5,376
Other Operating Expenses		67,858
Professional Fees		95,607
Rent		8,754
Telephone		573
Travel and Entertainment		11,486
	$	1,936,706
Income Before Income Taxes	$	(40,196)
Provision for Income Taxes		
Net Income	$	(40,196)

The accompanying notes are an integral part of these financial statements

SICOR SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Capital Stock Common Shares		Amount		Additional Paid-in Capital		Retained Deficit		Total Stockholders' Equity
Balance at January 1, 2008	101	$	500	$	847,453	$	(415,910)	$	432,043
Net Income (Loss)							(40,196)		(40,196)
Balance at December 31, 2008	101	$	500	$	847,453	$	(456,106)	$	391,847

The accompanying notes are an integral part of these financial statements

4

SICOR SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash Flows From Operating Activities:		
Net Income (Loss)	$	(40,196)
Adjustments to reconcile net income (Loss)		
to net cash used by operating activities:		
(Increase) Decrease in Operating Assets:		
Commissions Receivable		(20,505)
Accounts Receivable, Other		(36,095)
Increase (Decrease) in Operating Liabilities:		
Commissions Payable		32,616
Accounts Payable, Trade		3,152
Other Liabilities		-
Net Cash provided (Used) by Operating Activities	$	(61,028)
Cash Flows From Financing Activities:		
Addition to Paid-in-Capital		-
Net Cash Used by Financing Activities	$	-
Increase (Decrease) in Cash	$	(61,028)
Cash at Beginning of the Year		267,776
Cash at End of the Year	$	206,748

The accompanying notes are an integral part of these financial statements

5

NOTE 1 – SIGNFICANT ACCOUNTING POLICIES

NATURE OF ORGANIZATION

The Company was incorporated in 1984 to provide broker-dealer services and other security related transactions. It is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company does not carry customer accounts. Its principal activity is the sale of redeemable shares of registered investment companies and certain other share accounts. To a lesser extent, the Company performs financial planning, fee based asset management and related consulting services. The Company is a wholly owned subsidiary of TIS Holdings, Inc. (Parent). Management has represented that TIS Holdings, Inc. had no material transactions other than with Sicor Securities, Inc. as disclosed in Note 3 during the period ended December 31, 2008 and further that these financial statements do not include any transactions associated with TIS Holdings, Inc. Accordingly, these financial statements do not include TIS Holdings, Inc., and no audit procedures were applied to it.

BASIS OF ACCOUNTING

The Financial Statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles. Consequently, revenues are recognized when earned and expenses are recognized when incurred.

CASH AND CASH EQUIVALENTS

Cash includes amounts in financial institutions. For purposes of the statement of cash flows, the Company considers all short-term instruments purchased with maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2008.

CONCENTRATIONS OF CREDIT RISK

The Company is an introducing broker engaged in introducing customers to counter parties, which include clearing brokers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. Risk is limited due to the large number of counter parties customers are introduced too. It is the Company's policy to review, as necessary, the credit standing of each counter party.

ADVERTISING

Advertising and sales promotion costs are expensed as incurred. Advertising expenses were $14,584 for the year ended December 31, 2008.

ACCOUNTS RECEIVABLE

Management believes that all accounts receivable as of December 31, 2008 are fully collectible. Accordingly, no reserve for bad debts exists at December 31, 2008.

NOTE 1 – SIGNFICANT ACCOUNTING POLICIES (continued)

PROPERTY AND EQUIPMENT
The Company did not own property and equipment during the year. However, it continued to utilize furniture and fixtures transferred to its Parent in 2002 (See Note 3). Maintenance and repairs charged to expense were incurred on property and equipment leased by the Parent to the Company.

USE OF ESTIMATES
The preparation of financial statements in conformity with accounting principles, generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, upon settlement, actual results may differ from the estimated amounts.

NOTE 2 – NET CAPITAL REQUIREMENTS
With respect to its securities transactions, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had net capital of $98,647, which was $83,167 in excess of its required net capital of $15,480. The Company's net capital ratio was 2.53 to 1.

NOTE 3 – RELATED PARTY TRANSACTIONS
At December 31, 2008, the Company had $139,000 Tax Benefit Receivable due from its Parent. This resulted from net operating loss benefits utilized by Parent on the consolidated income tax returns (see Note 4).

The Company incurred charges as contract labor expense in connection with services rendered during the year by its Parent under an agreement entered into in 2002. The Company also utilized property and equipment owned by its Parent. In addition, the Company also paid the Parent for repairs and operating expenses (see Note 1).

The Expenses paid during the year are summarized as follows:

Contract Labor	$191,309
Equipment Rent	2,500
Repairs	10,000
Operating Expenses	6,000
	$209,809

NOTE 4 – PROVISION FOR INCOME TAXES

Sicor Securities, Inc. files consolidated income tax returns with its Parent. Sicor Securities, Inc. provides for income taxes on a separate return basis and remits or receives from the parent or its subsidiary amounts currently payable or receivable. The Company recorded no tax benefit for the year ended December 31, 2008. The Company recorded no provision for income taxes during the year due the benefit from net operating losses not being recorded in prior years. At December 31, 2008, the Company has net operating loss carry forward of approximately $134,000 which expire in the years 2023 through 2025.

Due to uncertainty regarding the level of future earnings, the Company has recorded a valuation allowance to reflect the estimated amount of deferred tax assets, which may not be realized.

NOTE 5 – SUBORDINATED BORROWINGS

In connection with the subordinated borrowings, the Company issued one (1) share of common stock, no par value. Accordingly, in connection with subordinated borrowings the Company issued one (1) share of stock during 1999.

The company continues to negotiate for redemption of one (1) share of stock with a previous holder of subordinated debt, which was not extended beyond November 14, 2004. The balance due of $50,000 is reflected as a loan payable in these financial statements.

NOTE 6 – OPERATING LEASE COMMITMENT

The Company leases its facility under an operating lease agreement signed in November of 2006. The lease requires a base rent for the first 12 months of $712 per month beginning March 1, 2007. Each March for the remaining term of the lease, the monthly base rent will increase with any percentage increase in the Consumer Price Index. The term of this lease agreement expires February 28, 2013. A provision in the lease states that the Company will have the option to renew the lease for five years.

Future minimum annual rent payments required under the operating lease as of December 31, 2008 are as follows:

Year Ending
December 31,

2009	8,540
2010	8,540
2011	8,540
2013	8,540
Thereafter	1,424
	$35,584

NOTE 7 – ARBITRATION

During 2007, a former registered representative and investment advisor (commissioned sales person), was awarded a settlement of $71,176 by an arbitrator. However, the Company has a claim in the amount of $124,868 against this former commissioned sales person. Accordingly, the Company reduced the arbitration award/payable of $71,176 against the $124,868 receivable in 2007 financial statement. The Company has filed a counter suit against arbitrator's decision and believes that they will prevail.

During 2008 former clients Yates, filed suit against SICOR alleging a registered representative of SICOR switched their annuity products in order to earn a commission on the sale. SICOR denied all allegations, asserted claimants knowing, and willingly purchased the variable annuity products. The claimants originally sought damages in excess of $714,000 for the alleged unsuitable investments. SICOR and Yates agreed to a settlement of $33,000 before the hearing scheduled on February 2, 2009. SICOR paid an initial payment of $5,000 and agreed to pay the remaining balance in monthly installments of $2,545.45 over the next 11 months. The settlement amount of $33,000 was recorded in December 31, 2008 accounts payable.

During 2008 a "defendant-class action" suit Premium of America, LLC v. Hirsch, was filed in the Circuit Court of Baltimore City, arising from the sale of viaticals. Due to the nature of the case and number of defendants involved, a possible outcome cannot be predicted, nor can the amount of loss, if any, be projected.

NOTE 8 – SUBSEQUENT INFORMATION

In order to comply with Financial Industry Regulatory Authority's (FINRA) instructions to SICOR changes were made as follows:

a. Due to additional information, arbitration and a counter suit in note 7 has been restated to reflect the gross amount of the receivable and payable verses netting of those two items.

b. The other allowable deferred accounts payable added to net capital in the amount of $33,000 was removed. This resulted from settlement of a lawsuit on January 27, 2009 (see note 7).

c. As a result of subsequent information a and b above on March 25, 2009 and March 26, 2009, additional capital was contributed by the Parent Company in the amount of $49,000 and $35,000 respectively. These contributions were made in order to bring the Company in compliance with the net capital required under rule 15c3-1 of the Securities and Exchange Commission.

SICOR SECURITIES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

Net Capital

Total Stockholders' Equity		$	391,847
Add Subordinated Borrowings Allowable in Computation of Net Capital			-
Total Capital and Allowable Subordinated Borrowings		$	391,847

Deductions and/or Charges:			
Receivables from Brokers or Dealers	$ -		
Other Receivables	246,730		
12b-1/Service Fees	6,593		
Tax Benefit Receivable	139,000		
Haircuts on Securities	300		
Other Assets	5,423		
Total Deductions			398,046
Net Capital		$	(6,199)

Aggregate Indebtedness

Items Included in Statement of Financial Condition:

Commissions Payable	$	117,431
Accounts Payable		51,894
Accrued Expenses		84,051
Loan Payable		50,000
Total Aggregate Indebtedness	$	303,376

Computation of Basic Net Capital Requirement

Minimum Net Capital Required:

Company	$	20,225
Total	$	20,225

Excess Net Capital at 1000 Percent	$	(36,537)
Ratio: Aggregate Indebtedness to Net Capital		(48.94) to 1

Reconciliation with Company's Computation (included in
Part II of Form X-17A-5 as of December 31, 2007)

Net Capital as Reported in Company's Part II (Unaudited) Focus Report	$	96,499
Other Audit Adjustments, Net		(102,698)
Net Capital Per Above	$	(6,199)

The accompanying notes are an integral part of these financial statements

SUPPLEMENTARY INFORMATION



MANNING & ASSOCIATES
Certified Public Accountants, LLC

John M. Manning, CPA   Sandra L. Comer, CPA   John C. Bensman, CPA   John M. Keller, CPA

Report on Internal Control Required
By SEC Rule 17a-5 for a Broker-Dealer Claiming an
Exemption from SEC Rule 15c3-3

To the Board of Directors
Sicor Securities, Inc.
Dayton, Ohio

In planning and performing our audit of the financial statements and supplemental schedule of Sicor Securities, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Dayton | 6105 N. Dixie Drive | P.O. Box 13449 | Dayton, Ohio 45413
(937) 898 - 3167 | Fax (937) 898 - 9202 | Email: dayton@manningcpallc.com

Sidney | 500 Folkerth Avenue | Sidney, Ohio 45365
(937) 492 - 0386 | Fax (937) 492 - 3262 | Email: sidney@manningcpallc.com

The (CPA)
Never Underestimate
The Value
www.manningcpallc.com

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is no more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Manning & Associates

Manning & Associates CPAs, LLC
Dayton, Ohio
February 26, 2009